Mail Stop 3561

May 8, 2009

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

        Re: **EFT BioTech Holdings, Inc.**
                  Registration Statement on Form 10
                  Amendment No. 1 Filed April 10 and 13, 2009
                  Amendment No. 2 Filed April 21, 2009
                  File No. 1-34222
                  Form 10-Q for the Quarter Ended December 31, 2008
                  Filed February 13, 2009
                  File No. 1-34222

Dear Mr. Qin:

       We have reviewed your response to our letter dated January 8, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Registration Statement on Form 10

General

1. Your response to several of our comments indicates that you do not believe our comments are applicable since you determined that your company is a "small business issuer." Please be aware that our Release No. 33-8876 eliminated the classification of the "small business issuer" and created a new classification of a "smaller reporting company." As indicated in Item 10(f)(1)(ii) of Regulation S-K, in order for a non-reporting company filing an initial registration statement to qualify as a "smaller reporting company," the non-reporting company must have a public float of less than $75 million calculated as of a date within 30 days of the date of the filing of the initial registration statement. Based on the disclosures in both your Form 10 filed December 10, 2008 and your subsequent amended Form 10 filed April 13, 2009, it appears that the number of shares owned by non-affiliates and your stock price may result in a public float greater than $75 million

during the applicable 30-day window. As such, it remains unclear to us that you qualify for the scaled disclosure requirements of a smaller reporting company. Please provide us with a detailed explanation of how you determined that you met the requirements of Item 10(f)(1)(ii) of Regulation S-K to qualify as a smaller reporting company, including the date of your determination, the share price used in your calculation, the number of non-affiliate shares used in your calculation, and an explanation of how you determined the number of shares held by non-affiliates.

2. Several of the comments in our comment letter dated January 8, 2009 indicated that you should explain certain matters to us or tell us certain information. Please note that where a comment instructs you to provide this additional information to us, your response letter filed as correspondence on EDGAR should provide the information requested in reasonable detail, even if you also have revised your filing in response to our comment. A response that merely states that you have made revisions in your filing in response to our comment will not be deemed adequate and will likely result in additional comments from us.

3. Regarding your response to comment 2 in our letter dated January 8, 2009, please contact Filer Technical Support at (202) 551-8900 for answers to your questions about correctly making EDGAR filings. The Filer Technical Support office is available to assist you each business day from 7:00 a.m. to 7:00 p.m. Eastern Time.

4. We note your response to comment 4 in our letter dated January 8, 2009 and have one follow-up question regarding statements made on your website. You state on your website that "Numerous lines of diversified products and a no risk philosophy in joining the EFT team, ensures the continuation of EFT's success." Please supplementally explain what you mean by your "no risk philosophy."

5. We note your response to comment 5 in our letter dated January 8, 2009. Please advise us why you did not give equally prominent disclosure of the audited financial results for 2007 or issue a press release disclosing that revenues and net income were significantly lower than initially reported in your unaudited results.

6. We note your response to comment 6 in our letter dated January 8, 2009 and your revised disclosure throughout the document which indicates that, prior to your acquisition of Excalibur, "Excalibur was not a related person under Item 404" of Regulation S-K. Please also disclose whether there you had any relationship with Excalibur prior to the transaction, even if that relationship was not a related party relationship as defined by Item 404 of Regulation S-K.

Item 1. Business, page 3

7. Please clarify how placement on the right or left side of the referring affiliate's ID number affects the calculation of awards.

8. You state that affiliates "are not required to. . . buy products." However, your disclosure makes it clear that a customer can become an affiliate only once it has purchased your products. Please revise to clarify, if true, that customers must purchase products in order to become affiliates but that, once they become affiliates, they are not required to buy additional products.

9. You state that your operations require you to receive and store a large volume of personally identifiable data, which implicates regulations in various jurisdictions. Please provide additional disclosure regarding the effect of such regulations on your business. Refer to Item 101 of Regulation S-K.

Item 1A. Risk Factors, page 10

10. We note the risk factor that you added in response to comment 17 in our letter dated January 8, 2009. Please remove from that risk factor the disclosure indicating that the liquidity of the commercial bank has far exceeded your uninsured cash balances since it mitigates the point of the risk.

Item 2. Financial Information, page 17

Selected Financial Data, page 17

11. We note your response to comment 18 in our letter dated January 8, 2009. Notwithstanding your belief that this disclosure is voluntary, if you present Selected Financial Data in your filing, you should ensure that the numbers presented agree to your audited financial statements. Specifically, the amount presented for net sales should reflect your total revenues instead of a portion of your revenues, and your earnings per share and long-term obligations should agree to your financial statements. Please revise.

Management's Discussion and Analysis of Financial Condition..., page 17

12. In response to comment 20 in our letter dated January 8, 2009, you state that you retained the references to the Private Securities Litigation Reform Act in your filing because you are now eligible to rely on the safe harbors since (1) the February 9, 2009 effectiveness of your Form 10 means that, you are now subject to the reporting requirements of Section 13(a) and 15(d), and (2) you are not an issuer of penny stock. However, you state in your filing that your common stock "is currently classified as a penny stock." Please revise your disclosure to delete

the references to the Private Securities Litigation Reform Act or to indicate, if true, that you are not an issuer of penny stock. Refer to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Results of Operations, page 18

13. We read your updates to the analysis of results of operations for the annual period description based on comment 24 in our letter dated January 8, 2009. Given the material increases in your revenues and cost of sales from the year ended March 31, 2007 to the year ended March 31, 2008, you should provide a more detailed description of the causes of your increases in sales and a discussion of the extent to which those increases are attributable to increases in prices of previously existing goods, increases in volume or amount of previously existing goods sold, or the introduction of new products during the year ended March 31, 2008.

14. Please revise your analysis of gross profits for both the annual and interim periods to also quantify your gross profit margin (your gross profit as a percentage of total revenues) for each period and to explain any significant changes. Since investors would expect your gross profit to fluctuate directly with your revenues, we believe this additional disclosure provides more useful information than simply addressing the change in gross profit as a dollar amount.

15. We note the revisions to your analysis of results of operations for the interim period. Please note that you should provide an analysis of results of operations for the same periods for which you present financial statements. Since the interim financial statements contained in your Form 10 are as of September 30, 2008 and 2007, your analysis of interim results also should be as of September 30, 2008 and 2007. Please revise.

16. We note your analysis of the decrease in revenues for the interim period. Please better explain why natural disasters caused a decrease in your revenues. In this regard, please clarify whether the quantity of goods ordered decreased, and if so, why. Alternatively, if the quantity of goods ordered did not decrease, but you were unable to deliver many of the goods that were ordered and lower revenues were recognized solely due to delivery problems, you should clearly state this, along with an estimate of when you expect to delivery the remaining goods. Also explain to us how your statement that the decrease in revenues was caused by natural disasters is consistent with your statement on page 21 under Liquidity that you believe the decrease in revenues for the interim period is due to the current worldwide recession.

Item 3. Properties, page 24

17. We note that you have included disclosure that there is no affiliation between any of your officers and directors with the landlord for the premises identified. In note 9 to your financial statements for the year ended March 31, 2008 you state that the Hong Kong office space is owned by a relative of your chief executive officer. Please advise us of the reason for this discrepancy and include any required disclosure in Item 7, as appropriate.

Item 6. Executive Compensation, page 27

18. In response to comment 29 in our letter dated January 8, 2009, you indicate that you have revised your disclosure to include a compensation discussion and analysis section, however you do not appear to have done so. Therefore, we are reissuing that comment in its entirety. Refer to "Executive Compensation and Related Person Disclosure," Release No. 33-8732A.

19. In footnote 2 of the Summary Compensation Table you state that the stock award price "is based on estimate fair market price on the grant date on November 2008." On page F-9 you state that the value of stock awards is determined "using the market price on or around the date the shares were awarded." Please revise to clarify whether the stock award price is based on an estimated or actual market price, and whether such price is determined "on the date of grant" or "on or around" the date of grant. If it is based on an estimated price, please disclose how that estimate is calculated. If it is based on a price "on or around" the date of grant, please disclose how that date is determined. Please also revise to indicate the specific date in November 2008 on which the stock awards were granted.

Financial Expert, page 29

20. Please advise us why the board designated Ms. Tang as the "financial expert" given that she does not serve on the board of directors. Refer to Item 407(d)(5) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions and Director Independence," page 29

21. In response to comment 31 in our letter dated January 8, 2009, you disclosed your policy for the review of related person transactions. Please disclose whether that policy is written and, if not, how it is evidenced. Refer to Item 404(b) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity…, page 30

22. Please disclose the approximate number of holders of your common shares. Refer to Item 201(b)(1) of Regulation S-K.

Item 11. Description of Registrant's Securities to Be Registered, page 33

23. We note that, in response to comment 34 in our letter dated January 8, 2009, you revised the number of shares of common stock outstanding in the second paragraph of this Item. Please make this revision throughout the document.

Item 13. Financial Statements and Supplementary Data, page 34

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008

General

24. Please refer to the last bullet point of comment 38 in our letter dated January 8, 2009. To assist us in better understanding the changes made to your Consolidated Statements of Changes in Stockholders' Equity, please provide us with balance sheets for both the shell company (EFT Holdings) and the operating company (EFT BioTech) immediately prior to the reverse merger.

Report of the Independent Registered Public Accounting Firm, page F-2

25. Please tell us how your auditors considered labeling your annual financial statements as restated, dual-dating their audit opinion, or otherwise addressing the changes to your financial statements. In this regard, we note that certain equity account balances changed on the face of your balance sheet and on the face of your statement of changes in stockholders' equity, and we note that your weighted average shares outstanding and earnings per share also changed. We assume that these changes were all due to the correction of errors in your financial statements as presented in your original Form 10. Refer to paragraphs 25 and 26 of SFAS 154.

Note 1 – Organization, page F-7

26. We read in your response to the second bullet point of comment 38 in our letter dated January 8, 2009 that EFT International is the operating company that generates substantially all of the company's net income. However, we read on page F-7 that Top Capital, Ltd. is the operating company that generates substantially all of the company's net income. Please revise or advise.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

27. We read in your response to comment 42 in our letter dated January 8, 2009 that defective products may be returned for an exchange or full refund at any time, and products that are not defective may be exchanged within 30 days. We have the following additional comments:

- Please tell us where you have disclosed this return policy in your filing. If you have not disclosed it, please add this disclosure to either your revenue recognition accounting policy or your warranty accounting policy.
- Please tell us, and disclose in your accounting policies, whether you have reduced revenues for these estimated returns as contemplated by paragraph 7 of SFAS 48. If not, please tell us where in your income statement you classify the related warranty expense and the accounting literature that supports your classification.
- Please clearly explain to us whether your warranty policy is meant to cover any situations other than the return of defective products. Also clearly explain to us how you determined a warranty period of six months was appropriate given your statement that defective products may be returned at any time. If your disclosures are meant to indicate that, based on your historical experience, all defective products will be returned within six months from the date of sale, please clearly state this.

Segment Reporting, page F-12

28. We note your response to comment 40 in our letter dated January 8, 2009. We read in the related revisions to Note 2 that it is impractical to report revenues by segment due to your wide range of products. The meaning of your statement is unclear to us. Please clarify for us what your operating and reportable segments are under SFAS 131. Please note that this is a different determination than the requirement to report revenues by product under paragraph 37 of SFAS 131. We may have additional comments upon reviewing your response.

Note 6 – Stockholder's Equity, page F-14

29. In your response to comment 47 in our letter dated January 8, 2009, you state that your private placement had five closings, occurring in July, August and October 2008, and following each closing the related units were issued and the related funds were released from escrow. Your response also indicates that despite the issuance of the stock and stock warrants comprising these units being recorded in your stock ledger following each closing, the proceeds received from this private placement were accounted for as a liability for accounting purposes, and the issuance of these units was not recorded in your balance sheet until the

completion of the offering in October 2008. Your response to comment 23 in our letter dated January 8, 2009 also states that the funds received from investors prior to the completion of the offering in October 2008 were never refundable. Please explain to us in more detail why you reflected the proceeds from all five closings as a liability until the completion of the offering in October 2008, and tell us the specific accounting guidance to which you are referring when you say this accounting is in accordance with GAAP. It remains unclear to us why you would not record these equity issuances in your balance sheet at the same time that you recorded these equity issuances in your stock ledger, i.e. following each closing.

30. We note your response to comment 49 in our letter dated January 8, 2009. We remain unclear as to why you do not feel you must comply with the disclosure requirements in paragraphs 64 and A240 of SFAS 123R. Please note that certain of these disclosures apply to grants of stock awards, and revise or advise. In addition, please explain to us why you believe that valuing the stock awards using the market price on or around the date the shares were issued complies with the guidance in paragraph 10 of SFAS 123R.

Consolidated Interim Financial Statements for the Period ended September 30, 2008

General

31. It is unclear to us how you have complied with comment 39 in our letter dated January 8, 2009 since you do not appear to have made a single change to your interim financial statements. For example, we note that you did not apply the clarifications made to Note 1 – Organization in your annual financial statements to the same footnote for the interim period ended September 30, 2008, nor did you update the effective date of FIN 48 in Note 2 – Summary of Significant Accounting Policies on page F-25 in the financial statements for the interim period ended September 30, 2008. Please review our comment letter dated January 8, 2009, along with all comments in this comment letter, and ensure that any comments made on your annual financial statements are also applied to your interim financial statements, if applicable, and to all future filings, if applicable.

Consolidated Balance Sheets, page F-19

32. We note that you have updated the par value of your common stock in your Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders' Equity for the year ended March 31, 2008 from the $0.0001 per share reflected in the Form 10 filed December 10, 2008 to the $0.00001 per share reflected in the amended Form 10 filed April 13, 2009. We also note that you did not update the par value of your common stock in the Consolidated Balance Sheets for the interim period ended September 30, 2008. Please revise the par

value, equity balance for common stock, and equity balance for additional paid in capital accordingly in your interim financial statements.

Consolidated Statements of Operations and Other Comprehensive Income, page F-20

33. Please provide us with your calculation of weighted average shares outstanding for the six months ended September 30, 2007. In this regard, given that your reverse merger did not occur until November 2007, it would be inappropriate to include the 7.7 million shares effectively issued to the former shareholders of EFT Holdings in your number as of September 30, 2007. Refer to the fifth bullet point of comment 38 in our letter dated January 8, 2009 for additional guidance on how the reverse merger should be presented in your equity statement and for earnings per share purposes.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-22

34. We reissue comment 54 in our letter dated January 8, 2009. Please disclose, if true, that your interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Article 3-03(d) of Regulation S-X. We note that you added this language to the Form 10-Q for the quarterly period ended December 31, 2008. However, we do not see a statement to this effect in the financial statements for the period ended September 30, 2008.

Note 3 – Financial Instruments, page F-27

35. We assume that you adopted SFAS 157 on April 1, 2008. If our assumption is correct, please revise your disclosures here or another appropriate place within your interim financial statements to discuss this adoption and to provide all of the disclosure requirements of SFAS 157.

Item 15. Financial Statements and Exhibits, page 35

36. Please file as exhibits your loan agreements with Excalibur International Marina Corporation.

37. In footnote 2 of the exhibit index, please correct the date on which your Form 10-Q for the quarter ended December 31, 2008 was filed with the Commission.

38. Please see comment 57 in our letter dated January 8, 2009. We are re-issuing that comment in its entirety.

Form 10-Q for the Quarter ended December 31, 2008

Consolidated Statements of Changes in Stockholders' Equity, page F-3

39. We note your presentation of the private placement that ended in October 2008. Please revise your equity statement in future filings to clearly indicate that you issued both common stock and stock warrants, rather than merely labeling this transaction as the issuance of common stock.

Note 2 – Summary of Significant Accounting Policies, page F-5

Income Taxes, page F-9

40. In future filings, please correct the date you adopted FIN 48, as your current disclosure states that you adopted it in 2006.

Earnings Per Share, page F-9

41. We read your response to comment 48 in our letter dated January 8, 2009. In future filings, please quantify all securities that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40 of SFAS 128.

Management's Discussion and Analysis, page 4

Results of Operations, page 11

42. We read at the top of page 12 that your Other Liabilities decreased from March 31, 2008 to December 31, 2008 because of recognition of warrant value. Please explain this to us in more detail. We note that this explanation differs from that presented in your Form 10.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Via Facsimile